TEVA ANNOUNCES NEW ORGANIZATIONAL STRUCTURE AND SENIOR LEADERSHIP CHANGES, ENABLING THE GLOBAL
INTEGRATION OF THE COMPANY AND POSITIONING IT FOR SHORT- AND LONG-TERM VALUE CREATION

APPOINTS SIGURDUR OLAFSSON AS PRESIDENT AND CEO OF NEWLY ESTABLISHED GLOBAL GENERIC MEDICINES GROUP

•	New, fully integrated Global Generic Medicines Group will be responsible for all global commercial activity

•	Newly formed Corporate Development, Strategy and Innovation Group, with broader scope

•	Establishes Global Corporate Marketing Excellence and Communications Group

•	Appoints new Global Head of Quality

•	Lean, focused, integrative structure will reduce Teva’s executive committee from 15 to 9 members (reporting to the CEO)

Jerusalem, June 2, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced a new organizational structure and related executive positions, designed to achieve seamless global integration, focus and effectiveness across the company. The changes will become effective July 1st.

These changes are another key step in Teva’s strategic direction to create a less complex, integrated company that can address the evolving needs of patients in the global markets in the most efficient, innovative and differentiated manner possible. All of Teva’s business units will be synchronized and aligned to solidify the company’s foundation, drive organic growth, and accelerate its operational network transformation and integration. This will strengthen Teva’s global leadership position, while improving profitability and building the infrastructure to support a new future for the company.

“The new organizational structure and leadership team will better position Teva to deliver sustainable growth and create short and long-term value. We must capitalize first on our existing assets and capabilities, and exploit opportunities and synergies emanating from the full integration of all business activities – most importantly, generic and specialty – while leveraging our global R&D and operations capabilities,” said Teva’s President and CEO, Erez Vigodman.

Effective July 1st, 2014, Teva will be spearheaded by two commercial business units – Global Specialty Medicines (GSM), established in April 2013, and the newly-formed Global Generic Medicines group (GGM).

Global Generic Medicines (GGM)

GGM will have full global responsibility for all existing generic markets. This includes portfolio management and selection, product launch, and commercial execution. The consolidation of Teva’s regional generic businesses under one roof underscores its strong focus on, and commitment to, its generic business. It will leverage the economies of scale of our global generic business to support organic growth, achieve operational and supply chain efficiencies, optimize portfolio selection and development, and develop new and innovative products and go-to-market models. This will be done through close collaboration and integration with Teva’s Global R&D and Operations groups.

GGM will also be responsible for Teva’s growing Over-the-Counter (OTC) business, led by Teva’s unique joint venture with The Procter and Gamble Company.

Teva is very pleased to announce that Sigurdur Olafsson has been appointed President and Chief Executive Officer of the newly formed Global Generic Medicines group. Mr. Olafsson will assume this position on July 1st, 2014, and will be based in the United States. Mr. Olafsson joins Teva with over 20 years of rich and diverse experience as an executive in the pharmaceutical industry in a number of leadership roles, including his previous role as President of Actavis Pharma.

Global Specialty Medicines (GSM)

The GSM group, led by Dr. Rob Koremans, is responsible for Teva’s global specialty medicines business. GSM will continue to drive organic growth, with a strong pipeline of patient-centric solutions, and introduce new brands through focused business initiatives. Building on existing expertise and incorporating innovative technology, the group will work to enhance patient experience in the therapeutic areas on which we will be focusing.

GGM and GSM will work closely together to realize synergies and leverage Teva’s vast product portfolio in both its innovative and generics businesses. The integration between these two areas will enable Teva to create a unique and differentiated business model as a catalyst to create value over time.

Corporate Development, Strategy and Innovation

The newly formed Corporate Development, Strategy and Innovation Group will have a pivotal role in positioning Teva for short and long term value creation, which will be manifested, amongst others, by its contribution to emerging market initiatives. This group will continue to be responsible for strategy and business development initiatives, while also looking for innovative business models, partnerships and technologies that deliver new solutions. It will focus on business innovation and competitive intelligence, using advanced, structured methodologies and processes to uncover emerging scientific and technological trends.

A group leader has not been appointed yet, and will be named in the near future.

Global Corporate Marketing Excellence and Communications Group

Teva is creating a new Global Corporate Marketing Excellence and Communications Group, which will be responsible for corporate marketing excellence, brand management, corporate communications and corporate social responsibility. By tapping into Teva’s unique culture and heritage, this group will build a coherent narrative for the company and enhance Teva’s corporate brand story, achieving global impact with one voice and one identity. The marketing excellence arm of this group will drive a shift toward a market-oriented approach throughout the company, centered on patients, customers and payers, while integrating the brand into the business.

Iris Beck-Codner has been appointed Group Executive Vice President, Corporate Marketing Excellence & Communications.

Global Head of Quality

Eric Drapé, currently the Head of Sterile, Respiratory and Specialty Operations has been named Group Executive Vice President, Global Head of Quality, effective July 1st, 2014. As head of Global Quality, Mr. Drapé will report directly to Teva’s President and CEO, Erez Vigodman, and work in close collaboration with Dr. Carlo De Notaristefani, President and CEO of Teva’s Global Operations.

Eyal Desheh, Teva’s Executive Vice President and Chief Financial Officer, will also be responsible for executing Teva’s corporate efficiency program, will continue to oversee Teva’s Global IT, and will assume joint responsibility for Investor Relations, together with Teva’s President and CEO, Erez Vigodman.

“The new, fully integrated commercial generic business, under the leadership of Sigurdur Olafsson, is designed to enhance Teva’s current leadership position in the global generic market. The unified generic business will focus on accelerating business growth, achieving competitive costs, developing innovative value propositions, creating a broad and differentiated portfolio, and strengthening our commercial position in all existing markets,” added Mr. Vigodman. “Siggi brings with him a wealth of experience and knowledge obtained through a series of leadership positions in the pharmaceutical industry. He has consistently demonstrated his ability to lead complex business initiatives which generate significant value. We are fortunate to have him join our team and I am confident in his ability to take our global generic business to the next level.

“Our newly created Corporate Development, Strategy and Innovation Group will serve as a key driver for integration between strategy, business and technological innovation, and business development initiatives, to propel Teva into its long-term future direction. The Corporate Marketing Excellence and Communications Group will lead our company toward a new horizon in its brand identity, facilitating a shift toward increased market orientation in Teva. It will increase global awareness of Teva by defining a strong and differentiated corporate brand. This brand will reflect our unique company culture and heritage, and will have an important role facilitating the evolution of the company.

“Along with our remarkable employee base, whose contribution to our future success is critical, Teva’s new executive committee represents one of the most talented leadership teams in the industry. I am fully confident that as we strive to reorient Teva’s direction with this team in place, we will successfully position the company to realize its immense potential. We will do this while continuing to drive organic growth, strengthening our market orientation and unlocking both short and long term value wherever possible, with a strong pipeline of patient-centric solutions that extend beyond the pill.”

About Sigurdur Olafsson, President and Chief Executive Officer, Global Generic Medicines

Mr. Olafsson, served most recently as the President of Actavis Pharma, which Actavis’ generic, branded generic, legacy brands and over-the-counter business. He joined Actavis as Executive Vice President, Global Generics in September 2010, and was appointed President of the Global Generics business in April 2012. Prior to joining Actavis, Mr. Olafsson served as CEO of the Actavis Group, where he was responsible for overseeing its global pharmaceutical business with operations in more than 40 countries. Prior to joining the Actavis Group, Mr. Olafsson held positions of increasing responsibility with Pfizer’s Global Research and Development organization in both the U.S. and the UK from 1998 until 2003, and served as head of Drug Development for Omega Farma in Iceland for four years. Mr. Olafsson has a M.S. in Pharmacy (Cand Pharm) from the University of Iceland.

About Iris Beck-Codner, Group Executive Vice President, Corporate Marketing Excellence and Communications

Ms. Beck-Codner has served as SVP Chief Corporate Communication Officer in Teva since April 2013. Prior to joining Teva, Ms. Beck-Codner served as Group CEO, McCann Erickson Israel, where she was responsible for overseeing its digital media and creative advertising business. Prior to that, Ms. Beck-Codner served as Chief Marketing and Content Officer at Orange Telecommunications in Israel, a subsidiary of Partner Telecom. Between 1996 and 2002, she held various positions at Unilever Israel, the last being General Manager of the Home & Personal Care business. Ms. Beck-Codner has a Masters degree in Marketing & Business Administration from the University of Bar Ilan, Israel, is a graduate of THNK School of Creative Leadership and Social Entrepreneurship in the Netherlands, and holds a BA in Economics, from the University of Haifa, Israel.

About Eric Drapé, Executive Vice President Global Quality

Mr. Drapé, had served until this position as the Head of Sterile, Respiratory and Specialty Operations in the Teva’s Global Operations organization (TGO). He joined Teva in 2013 from Ipsen Group in France, where he was Executive Vice President of Technical Operations. Prior to Ipsen, Mr. Drapé held positions of increasing responsibility for 17 years at Novo Nordisk in France and Denmark. Mr. Drapé holds a Doctor of Pharmacy degree in Analytical Chemistry from the University of Paris, France, and an Executive MBA from Scandinavian International Management Institute in Denmark.

About Eyal Desheh, Group Executive Vice President, Chief Financial Officer

Eyal Desheh returned to his position as Teva’s Group Executive Vice President, Chief Financial Officer in February 2014, after serving as Teva’s Acting President and CEO since October 2013.Previously, from 2012 until October 2013, Mr. Desheh served as Group Executive Vice President, Chief Financial Officer. Eyal Desheh became Chief Financial Officer in July 2008. Mr. Desheh previously served as Deputy Chief Financial Officer at Teva from 1989 to 1996. From 2000 until 2008, he was Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. From 1996 until 2000, he was Chief Financial Officer of Scitex Ltd. Mr. Desheh received a B.A. in economics in 1978 and an M.B.A. in finance in 1981, both from the Hebrew University.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory, oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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